Sichenzia Ross Friedman Ference LLP
61 Broadway   New York NY 10006
Tel 212 930 9700   Fax 212 930 9725   www.srff.com

August 3, 2007

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iris BioTechnologies, Inc.
Registration Statement on Form SB-2
Filed June 20, 2007
File No. 333-142076

Dear Mr. Mumford:

This firm represents Iris BioTechnologies, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s Amendment No. 2 to the Registration Statement on Form SB-2. Below please find our responses to your July 11, 2007 comment letter:

Prospectus

1.
We note your response to prior comment 1. We reissue the comment. Please provide the disclosure required by Regulation S-B Item 506. We note the shares your officers have the “right to purchase” and we note Mr. Farnham’s purchases described in note 1 of the selling stockholder table on page 37.

Response

Notwithstanding the reissuance of this comment, in light of the fact that the shares being sold pursuant to the registration statement are being offered by the selling stockholders and not by the Company there will be no dilution of the outstanding equity of the Company. Accordingly, we have concluded that disclosure pursuant to Rule 506 is not required under the Securities Act.

Prospectus Summary, page 5

2.
We note your response to our prior comment 2. Please revise to avoid using terms such as microarray technology and nano-biochips; instead explain these concepts in concrete, everyday language. Further, place any industry terms you use in context so those potential investors who do not work in your industry can understand the nature and extent of the current development of your business.

Response

We have revised the prospectus to eliminate the technical jargon and explained these concepts in concrete, everyday language.

3.
Please reconcile the statement in the second paragraph that your product is ready for commercialization with the risk factor added in response to prior comment 4. Also, if your product has not received required FDA approvals, please revise your disclosure that your “products are designed to be FDA approved” to remove any implication that you received the approvals.

Response

We have revised the statement regarding commercialization of our product to clarify that although we could commercialize our product without FDA approval, the Company intends to obtain FDA approval in order to be able to have a greater market for the product.

Risk Factors, page 6

4.
Please add risk factor disclosure to explain fully any potential failure to meet FDA’s requirements for your product and company. Include a discussion of any potential consequences including any of the following: regulatory action, civil money penalties, administrative remedies, or criminal remedies.

Response

We have provided a risk factor discussing the potential failure to meet FDA requirements for the Company’s products.

Business, page 18

5.
Please expand your response to prior comment 8 to clearly demonstrate how the materials you provided support your statement of “widespread” validation of gene expression profiling and that your product will “revolutionize the way medicine will be practiced.”

Response

In light of the Staff’s comment we have removed references to any “widespread” validation or the fact that the Company believes its product will “revolutionize the way medicine will be practiced.”

6.
We note your response to our prior comment 9. However, we note you state that “Additional information in this area will be available on our new web site, which will be released at the end of June 2007.” Please tell us the authority on which you rely to incorporate this information into your prospectus.

Response

In response to this comment, the sentence mentioned has been removed from the registration statement.

7.
Please revise your disclosure throughout your document regarding clinical collaborations so that the substance of your response to prior comment 10 regarding the nature and status of collaborations is clear.

Response

We have revised disclosures throughout the registration statement to clarify that the Company intends to enter into clinical collaborations and currently has not entered into any collaborations.

8.
We note your response to prior comment 11; however, from your current disclosure, it remains unclear whether you have completed all development and testing required for you to apply for FDA approval to market the product or the extent to which additional development and testing is required.

Response

We have revised the registration statement to clarify that the Company has not completed all development and testing required in applying for FDA approval to market its product.

9.
Please expand your disclosure provided in response to prior comment 12 to clarify whether your database currently contains sufficient information to complete the comparisons you note in the prospectus summary as necessary to made actionable recommendations.

Response

We have expanded the disclosure provided to clarify that the Company’s database currently does not contain sufficient information to complete the comparisons necessary to make actionable recommendations.

Government Regulation, page 26

10.
We note your response to our prior comment 16 and your addition of a paragraph at the end of this section. Please expand to disclose fully the potential scope of FDA’s statutory and regulatory requirements for approval of your device. Specifically, you should describe the possible requirements to submit a premarket approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. Also, please clearly disclose the status of your product within this process.

Include in your disclosure a description of the following regulatory issues:

•	Device classification information;
•	Investigational device exemption requirements;
•	Obligations as a sponsor of an investigational device exemption;
•	Premarket approval application requirements and conditions of approval;
•	Duration of the process;
•	Registration and listing requirements;
•	Labeling requirements;
•	Advertising and promotion;
•	Quality System regulation and manufacturing of the device;
•	Post-market reporting and record keeping requirements, including ni edical device reporting and reports of corrections or removals; and
•	Import and export requirements

Response

We have revised this section to more fully disclose the potential scope of FDA’s statutory and regulatory requirements for approval of the Company’s products.

Board of Directors, page28

11.	We note your response to prior comment 17. Please provide the disclosure of directors that are not independent pursuant to Regulation S-B item 407(a).

Response

The prospectus has been revised to provide the disclosure required by Item 407(a) of Regulation S-B with respect to directors that are not independent.

Description of Securities, page 30

12.	Please provide the disclosure required by Regulation S-B Item 202(a)(4). For example, it appears that your revised bylaws have eliminated the ability of shareholders to call special meetings.

Response

We have provided disclosure with respect to the inability of shareholders to call special meetings.

Selling Stockholders, page 31

13.	We reissue prior comment 24. For example, we note differences in the tables regarding the ownership of Mr. Wheelwright.

Response

We have revised the registration statement to correct the number of shares owned by Mr. Wheelwright.

Recent Sales of Unregistered Securities, page II-1

14.
We note your response to our prior comment 25. Please ensure that the information in this section is reconcilable to the footnotes in your table of selling security holders. We note the transactions dated February 8, 2007 described in footnotes 8 and 9 to the selling stockholder table.

Response

We have corrected the information provided in this section to be reconcilable to the footnotes in the table of selling security holders.

15.
We note your response to our prior comment 26 and your added disclosure for the March 2006 transactions. Please ensure that your disclosure in this section is reconcilable to your Statement of Deficiency in Stockholders’ Equity. For example, the share issuances described in that statement for 2006 do not equal the share issuances described in this section. In addition, where you disclose securities issued for services in this section, please disclose the nature and duration of the services.

Response

The Company has ensured that its disclosures in this section are reconcilable to its Statement of Deficiency in Stockholders’ Equity. Any discrepancies are a result of shares issued subsequent to the relevant reporting period.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

Yoel Goldfeder